UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

LENNAR CORPORATION

(Name of Issuer)

CLASS A COMMON STOCK

CLASS B COMMON STOCK

(Title of Class of Securities)

526057302

(CUSIP Number)

John P. Babel, Esq.

Executive Vice President, General Counsel and Secretary

15360 Barranca Parkway

Irvine, CA 92618

(949) 789-1609

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 29, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 526057302

1	NAME OF REPORTING PERSONS CalAtlantic Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER See Footnote (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Footnote (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Footnote (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Footnote (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Beneficial ownership of the above referenced shares is being reported hereunder solely because the Reporting Person (as defined in Item 2 below) may be deemed to beneficially own such shares as a result of the Voting

Agreement (as defined in Item 4 below). Under Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Person expressly disclaims beneficial ownership of any of the securities subject to the Voting Agreement, and nothing herein shall be deemed an admission by the Reporting Person as to the beneficial ownership of such securities for purposes of Section 13(d) of the Exchange Act or any other purpose.

The Reporting Person beneficially owns (while Mr. Stuart Miller, MP Alpha Holdings LLLP, a Delaware limited liability limited partnership (“MP Alpha”), The Miller Charitable Fund, L.P., a Delaware limited partnership (“MCF” and together with MP Alpha, the “Partnerships”), and Marital Trust II, created under the Leonard Miller Amended and Restated Revocable Trust Agreement, dated June 8, 2001 (the “Trust” and together with the Mr. Miller and the Partnerships, the “Miller Parties”), collectively are the record holders of) (i) 1,164,993 shares of Class A common stock, par value $0.10 (the “Class A Common Stock”), of the Issuer (as defined in Item 1 below); and (ii) 21,305,626 shares of Class B Common Stock, par value $0.10 (the “Class B Common Stock” and together with the Class A Common Stock, the “Lennar Stock”), of the Issuer. The Class A Common Stock beneficially held by the Reporting Person represents approximately 0.6% of the total number of Class A Common Stock outstanding, and the Class B Common Stock beneficially held by the Reporting Person represents approximately 68.1% of the total number of Class B Common Stock outstanding (based on 203,957,071 shares of Class A Common Stock and 31,303,195 shares of Class B Common Stock outstanding as of September 30, 2017, as reported on the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on October 10, 2017). In the aggregate, the Miller Parties collective holdings of Lennar Stock equal to approximately 41.4% of the outstanding votes that can be cast by the holders of all outstanding Lennar Stock.

SCHEDULE 13D

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class B Common Stock of Lennar Corporation, a Delaware corporation (the “Issuer”). The address and principal office of the Issuer is 700 Northwest 107th Avenue, Miami, Florida 33172.

Item 2.	Identity and Background

(a) – (c) and (f)

The name of the person filing this statement is CalAtlantic Group, Inc., a Delaware corporation (the “Reporting Person”).

The address and principal office of the Reporting Person is 1100 Wilson Boulevard, 32100, Arlington, Virginia 22209.

The Reporting Person is a leading national homebuilder. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Person are set forth on Annex A hereto and are incorporated by reference herein.

(d) – (e)

During the past five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, the persons set forth on Annex A attached hereto, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person entered into the Voting Agreement (as defined in Item 4 below) in connection with the Merger Agreement (as defined in Item 4 below). The Reporting Person has not paid any consideration to the Miller Parties in respect of such agreements. Under the terms of the Merger Agreement and subject to the conditions set forth therein, the Reporting Person will merge with and into Cheetah Cub Group Corp., a newly formed Delaware corporation and a wholly owned subsidiary of the Issuer (“Merger Sub”), with Merger Sub continuing as the surviving corporation. For a summary of certain provisions of the Merger Agreement and certain provisions of the Voting Agreement, see Item 4 below, which summary is incorporated by reference in its entirety in the response to this Item 3.

The Merger Agreement is filed as Exhibit 1 hereto, and the Voting Agreement is filed as Exhibit 2 hereto, both of which are incorporated herein by reference.

Item 4.	Purpose of Transaction

Merger Agreement and Related Transactions

On October 29, 2017, the Reporting Person entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Issuer and Merger Sub. Subject to the terms and conditions of the Merger Agreement, the Company will merge (the “Merger”) with and into Merger Sub, with Merger Sub continuing as the surviving corporation in the Merger.

Voting Agreement

In connection with the Merger Agreement, on October 29, 2017, the Reporting Person entered into a Voting Agreement (the “Voting Agreement”) with the Miller Parties. Subject to the terms and conditions of the Voting Agreement, the Miller Parties agreed, among other matters, to vote their shares of Lennar Stock in favor of (i) an amendment to the Issuer’s certificate of incorporation to increase the authorized number of shares of Class A Common Stock to a number that is at least sufficient to pay the consideration to be paid in connection with the Merger (the “Lennar Certificate Amendment”) and (ii) the issuance of shares of Class A Common Stock (and, if required, Class B Common Stock) in the Merger and the related transactions (together with the Lennar Certificate Amendment, the “Lennar Stockholder Matters”) and certain other matters described in the Voting Agreement, and against any matter that would prevent the Merger from taking place. The Miller Parties have also agreed that in the event the Board of Directors of the Issuer changes its recommendation that its stockholders approve the Lennar Stockholder Matters, only shares of Lennar Stock held by the Miller Parties representing 30% of the outstanding votes that can be cast by the holders of Class B Common Stock will be required, pursuant to the terms of the Voting Agreement, to vote on certain matters to be voted on by stockholders of the Issuer in connection with the Merger.

In addition, the Voting Agreement contains a provision pursuant to which the Miller Parties have granted the Reporting Person an irrevocable proxy to vote their shares of Lennar Stock in accordance with the terms of the Voting Agreement and have agreed, subject to limited exceptions, not to transfer such shares, other than as permitted in the Voting Agreement. The Voting Agreement will terminate upon the earliest to occur of: (i) the effective time of the Merger and (ii) the date on which the Merger Agreement is terminated.

The foregoing summaries of the Merger Agreement and the Voting Agreement, and the transactions contemplated thereby, do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Merger Agreement and the Voting Agreement, filed as Exhibits 1 and 2, respectively, to this Schedule 13D and incorporated herein by reference.

Other than as set forth in this Item 4, the Reporting Person has no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Item 5.	Interest in Securities of the Issuer

(a) – (b)

Items 7 through 11 and 13 of the cover page of this Schedule 13D and the footnotes thereto are incorporated herein by reference. As of the date of this Schedule 13D, as a result of the Voting Agreement, the Reporting Person may be deemed to have beneficial ownership of all such shares of Class B Common Stock detailed in Items 7 through 11 of the cover page of this Schedule 13D and the footnotes thereto. All shares reported as beneficially owned due to the Voting Agreement are reported to the knowledge of the Reporting Person based on the representations of the Miller Parties.

Under Rule 13d-4 of the Exchange Act, the Reporting Person expressly disclaims beneficial ownership of any of the securities subject to the Voting Agreement, and nothing herein shall be deemed an admission by the Reporting Person as to the beneficial ownership of such securities for purposes of Section 13(d) of the Exchange Act or any other purpose.

(c)

Except as described herein, neither the Reporting Person, nor to the knowledge of the Reporting Person, any other person referred to in Annex A attached hereto, has acquired or disposed of any shares of Lennar Stock during the past 60 days.

(d) – (e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

The information regarding the Merger Agreement and the Voting Agreement set forth in Item 4 above is incorporated herein by reference in its entirety.

The Merger Agreement and the Voting Agreement are filed as Exhibits 1 and 2, respectively, to this Schedule 13D and are incorporated herein by reference.

Item 7.	Materials to Be Filed as Exhibits

Exhibit	Description

1.	Agreement and Plan of Merger, dated as of October 29, 2017, by and among CalAtlantic Group, Inc., Lennar Corporation and Cheetah Cub Group Corp. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by CalAtlantic Group, Inc. with the Securities and Exchange Commission on October 30, 2017).*

2.	Voting Agreement, dated as of October 29, 2017, by and between CalAtlantic Group, Inc., Stuart A. Miller and the other stockholders of Lennar Corporation party thereto (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by CalAtlantic Group, Inc. with the Securities and Exchange Commission on October 30, 2017).

*	Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Reporting Person hereby undertakes to furnish supplementally copies of any of the omitted schedules and exhibits upon request by the Securities and Exchange Commission.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2017

CALATLANTIC GROUP, INC.

By:	/s/ Jeffrey J. McCall
Jeffrey J. McCall
Executive Vice President &
Chief Financial Officer

Annex A

DIRECTORS AND EXECUTIVE OFFICERS OF CALATLANTIC GROUP, INC.

The following table sets forth the name, present occupation or employment and citizenship of each director and executive officer of the Reporting Person. The principal business address of each person listed below is c/o CalAtlantic Group, Inc., 15360 Barranca Parkway, Irvine, California, 92618.

Name	Present Occupation	Citizenship
Larry T. Nicholson*	President and Chief Executive Officer of the Reporting Person	United States
Jeffrey J. McCall	Executive Vice President and Chief Financial Officer of the Reporting Person	United States
Scott D. Stowell*	Executive Chairman of the Board of Directors of the Reporting Person; director of Pacific Mutual Holding Company, the ultimate parent company of Pacific Life Insurance Company	United States
Peter G. Skelly	Chief Operating Officer of the Reporting Person	United States
Wendy L. Martlett	Chief Marketing Officer of the Reporting Person	United States
John P. Babel	Executive Vice President, General Counsel and Secretary of the Reporting Person	United States
Bruce A. Choate*	Director of Watson Land Company, a privately-held real estate investment trust	United States
Douglas C. Jacobs*	Chief Financial Officer and Treasurer of Brownstone Services LLC and several other private companies owned by the beneficiary of a marital trust	United States
William L. Jews*	Director of Choice Hotels International, Inc., CACI International Inc., and KCI Technologies Inc.	United States
David J. Matlin*	Chief Executive Officer of MatlinPatterson Global Advisors LLC, a private equity firm	United States
Robert E. Mellor*	Chairman of the Board of Directors of Coeur Mining, Inc. and as Lead Director of Monro Muffler Brake, Inc.	United States
Norman J. Metcalfe*	Chairman of the Board of Directors of The Tejon Ranch Company, a diversified real estate development and agribusiness company located in Southern California	United States
Peter Schoels*	Managing Partner of MatlinPatterson Global Advisers LLC, a private equity firm	Belgium
Charlotte St. Martin*	President of The Broadway League, the national trade association representing commercial theatre in the United States	United States

*	Directors of the Reporting Person